Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: August 19, 2004

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Successor to chairmanship of the Swisscom Board of Directors
SIGNATURES

Press Release

Successor to chairmanship of the Swisscom Board of Directors

At the General Meeting of Shareholders in April 2005, the Swisscom Board of Directors is to propose the appointment of a new Board member in the person of Anton Scherrer. In 2006 Scherrer will take over as Chairman of the Board.

In 2006 Markus Rauh, the current Chairman of the Swisscom Board of Directors, will complete the maximum 8-year term of office laid down by the Articles of Incorporation. To ensure a continuum, Swisscom intends next year to prepare the way for a successor.

The Board of Directors has decided to propose to the General Meeting of Shareholders on 26 April 2005 the appointment of Anton Scherrer to the Swisscom Board, with a view to proposing his appointment as Chairman in the following year. After Anton Scherrer has joined the Swisscom Board, the intention is to appoint him as Deputy Chairman for his first year of office.

61-year-old Anton Scherrer has headed the Migros Genossenschaftsbund (Migros Cooperative Federation) since 2001, and has been President of the Executive Board since 2003. He has an extensive track record in large companies in the consumer goods and retail sectors. Mr Scherrer graduated in microbiology from the Swiss Federal Institute of Technology in Zurich. During his time at Migros he has, among other things, headed the Industry and Logistics Department and implemented the Group’s restructuring. Anton Scherrer will stand down from the Migros boards on 30 June 2005.

Berne, 19 August 2004

Swisscom Ltd
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax +41 31 342 06 70	media@swisscom.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: August 19, 2004	by:	/s/ Stephan Wiederkehr
		Name:	Stephan Wiederkehr
		Title:	Senior Counsel Head of Corporate & Financial Law